UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-41621

RADIOPHARM THERANOSTICS LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

RADIOPHARM THERANOSTICS LIMITED

EXPLANATORY NOTE

Radiopharm Theranostics Limited (the “Company”) published one announcement (the “Public Notice”) to the Australian Securities Exchange on September 9, 2026 titled:

“RAD Announces Positive Data from RAD301 P1 Imaging Trial”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-292178) and forms part thereof to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBITS

Exhibit Number	Description
99.1	RAD Announces Positive Data from RAD301 P1 Imaging Trial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIOPHARM THERANOSTICS LIMITED

Date: September 9, 2026	By:	/s/ Amritha Sushil
Amritha Sushil
Company Secretary

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